HINDALCO

ADITYA BIRLA GROUP

02 SEP 24 AM 9:29

Ref: AJJ:PVK:734:2002

Date:- 13th September, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

Due to continuous heavy rains in the area of Hindalco's captive power plant at Renusagar and specially coal mines from where the coal is being sourced, the power generation has partly affected/disrupted since 12th September, 2002. Consequently aluminium production has also been affected as we have been forced to close down about 200 pots out of 1593 operating pots. Restart of pots and normalisation is likely to take about two weeks. This may result in production loss of Aluminium Metal by about 2000 Tonnes.

All efforts are being made to restore normalcy and minimise the production losses.

Thanking you,

Yours faithfully,
for Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

dlo 9/24

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com

(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)

Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107